Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2006

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Dammstrasse 19
                                   CH-6301 Zug
                                  Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X           Form 40-F
                             -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                No    X
                            -------           -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable


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                           Converium Holding Ltd, Zug

Zug, Switzerland - October 17, 2006 - Converium agrees to sell its North American operations to Berkshire Hathaway

Converium today announces that it has signed a definitive agreement to sell its North American operations to National Indemnity Company, a Berkshire Hathaway company, for a total consideration of USD 295 million comprised of USD 95 million in cash and USD 200 million in assumption of debt. Converium has not provided any guarantee or indemnity in respect of the reserves of the North American operations. The transaction is subject to regulatory approvals and customary closing conditions.

Inga Beale, Converium's Chief Executive Officer, said: "With this transaction we have successfully delivered on our promise to achieve finality regarding Converium's US operations through a clean-cut sale. We can now fully concentrate on building Converium's future, with our business strategy focused on markets outside the US."

Inga Beale continued: "I would like to thank the North American team for an excellent job in running-off and commuting a major portion of Converium's North American liabilities prior to today's announcement. Our North American colleagues have exceeded expectations both in terms of the pace and the profitability of our run-off operations."

Upon the closing of the sale, Converium will reduce its exposure significantly as National Indemnity Company will assume all of the North American operations' reinsurance liabilities (USD 1.06 billion as of June 30, 2006) as well as USD 200 million of debt issued by Converium Holdings (North America) Inc. Converium estimates that the sale will result in a decrease in shareholders' equity of USD 135 million.

Paolo De Martin, Converium's Chief Financial Officer, said: "Even after adjusting the June 30, 2006 shareholders' equity to USD 1.66 billion to account for the sale, we maintain a strong financial position, while further de-risking our balance sheet. The clean-cut agreement to sell our North American operations meets a crucial condition for an improved financial strength rating."

Converium will provide further details on the transaction on November 7, 2006, when the Company reports on the financial results for the third quarter of 2006.

                                  * * * * * * *

Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlooks for full-year earnings. It will, however, continue to provide investors with perspectives on its value drivers, certain financial guidance for the full year, its strategic initiatives and those factors critical to understanding its business and operating environment.

Enquiries

Dr. Kai-Uwe Schanz                             Marco Circelli Chief
Communication &                                Head of Investor Relations &
Corporate Development Officer                  Market Research

kai-uwe.schanz@converium.com                   marco.circelli@converium.com
Phone:      +41 (0) 44 639 90 35               Phone:       +41 (0) 44 639 91 31
Fax:        +41 (0) 44 639 70 35               Fax:         +41 (0) 44 639 71 31

About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 18 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" financial strength rating (outlook positive) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the reduction of North American net reserves, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:  Inga Beale
                                                    Title: CEO




                                               By:  /s/ Christian Felderer
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel



Date: October 17, 2006